[LaBranche & co Inc. letterhead]

January 27, 2010

VIA ELECTRONIC TRANSMISSION

Ms. Kristi Marrone

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	LaBranche & Co Inc.

Form 10K for the year ended December 31, 2008

Filed 3/16/2009

File No. 001-15251

Dear Ms. Marrone:

This letter is in response to the Staff’s comment letter dated December 31, 2009 (copy attached) regarding the above referenced filings with the SEC by LaBranche & Co Inc. (the “Company”). The Company will incorporate all appropriate changes in its Form 10-K for the year ended December 31, 2009, as well as in future Forms 10-Q, Forms 10-K and Definitive Proxy Statement filings. Please note below, with the numbered responses corresponding to the numbered comments in the Staff’s letter, the Company’s responses to the Staff’s comments.

Form 10-K

Item 6. Selected Financial Data, page 42

Comment 1. We note the non-GAAP measure you have included and that you have referenced Regulation G. Please tell us how you complied with Item10(e) of regulation S-K as it appears that you are excluding a recurring item from the non-GAAP measure. In addition, please tell us how the adjustment to revenues reconciles to the income statement.

LaBranche & Co Inc.

File No. 001-15251

January 27, 2010

Response 1:

The Company respectfully notes that Item 10(e) prohibits adjusting a non-GAAP financial performance measure to eliminate an item identified as non-recurring when it is in fact recurring. As the Staff’s interpretation 102.03 (January 11, 2010) makes clear “the prohibition is based on the description of the charge or gain that is being adjusted.” The Staff further states in the interpretation that “the fact that a registrant cannot describe a charge or gain as non-recurring . . . does not mean the registrant cannot adjust for that charge or gain.” As the Company describes below, the Company believes that the adjustment of a recurring item in this case is appropriate and provides more meaningful disclosure to investors.

The “recurring” item that has been excluded in the Company’s reconciliation referred to by the Staff has been the unrealized gain or loss on the Company’s investment in shares of NYSE Euronext, Inc. stock (the “NYX shares”). The Company originally received 3,126,903 NYX shares in connection with the acquisition of Archipelago Holdings by the NYSE, Inc. and demutualization of the NYSE on March 7, 2006 (the “NYSE/Archipelago Merger”) and the concurrent conversion in those transactions of 39 NYSE exchange memberships held by the Company into the NYX shares. As required by the AICPA Audit and Accounting Guide—Brokers and Dealers in Securities, the Company has been required to “mark to market” these 3,126,903 NYX shares in each accounting period and was required to apply the appropriate discount while the transfer restrictions on the NYX shares were in effect (there were three year transfer restrictions that lapsed 1/3 each year).

As a result, the Company has been, and continues to be, recognizing a loss or gain in each accounting period, based on the fair market value of NYX stock as of the end of such accounting period compared to the fair market value of the NYX shares at the end of the previous accounting period. Until October 1, 2008, when all of the transfer restrictions on the Company’s NYX shares were removed, the Company recorded the carrying value (or fair market value) of the NYX shares on the Company’s Balance Sheet under a line item entitled “Corporate Equities, Not-Readily Marketable,” (after the transfer restrictions were removed, the NYX shares were recorded in the Balance Sheet under the line item “Financial Instruments Owned, at Fair Value”), and the gain or loss in each period from the change in fair market value of the NYX shares in each accounting period was included in the Company’s Income Statement in a line item called “Net (loss) gain on investments.”

The net gain that the Company recognized on the conversion of its 39 NYSE memberships into the 3,126,903 NYX shares in March 2006 and net gain on the shares through December 2006 was $238.6 million, which was such a significant and unusual amount that the $238.6 million gain was excluded as a non-GAAP financial measure, because (a) it did not relate to current operations, (b) the gain was a significant and

LaBranche & Co Inc.

File No. 001-15251

January 27, 2010

unusual amount and (c) the Company believed that including the gain would be extremely misleading to investors, since it distorted the Company’s earnings and would make the Company look like it had much better operating performance than it actually did.

Since the Company initially recognized the gain in connection with the conversion of the 39 NYSE memberships into the 3,126,903 NYX shares, due to the required marking-to-market of the NYX shares, the gain or loss on the Company’s NYX shares in each quarter, and especially with respect to each fiscal year, has been extremely volatile with one year reflecting a material gain on the NYX shares, another year being relatively flat and another year reflecting a material loss with respect to the NYX shares. Thus, in each year, the effect on the Company was very much different in each period and had an extreme effect from one year to the next on the revenues and earnings reported by the Company. Moreover, due to the stock restrictions noted above, the ability of the Company to lock in gains or to avoid losses was limited during the restriction period. These gains or losses are especially misleading, given the fact that the gains or losses were not realized in terms of cash received or lost by the Company, but also because the NYX shares were never an operating asset that reflected the Company’s true performance.

Another important factor that the Company determined to reconcile the gain or loss from GAAP information on its NYX shares in each accounting period was that, although the Company’s ownership of the NYX shares was recurring, the gain or loss in each period was so volatile, both in terms of gain vs. loss and the size of the gain or loss, that the revenues related to the change in value of the NYX shares, by its nature, was neither recurring nor usual. Therefore, the Company believes the reconciliation of the NYX share gain or loss in each accounting period complies with Item 10(e) of Regulation S-K. The Company notes that the reconciliation was made in each period whether the reconciliation was “helpful” to the earnings of the Company or “hurt” the earnings of the Company.

Moreover, based on calls and meetings that the Company had with its analysts who publish information on the Company’s stock, as well as the Company’s corporate debt rating agencies, the Company was told that the analysts did not, and continue not to, include the gains or losses on the NYX shares when analyzing, projecting or publishing information on the performance of the Company.

To illustrate the volatility and non-recurring and unusual nature of the gains or losses related to the Company’s NYX shares, as well as the probability that these gains and losses would be misleading to investors, the table below shows how extreme the gains or losses related to the NYX shares were in each period and the percentage change caused by the adjustment, when compared to the GAAP revenues reported by the Company in each fiscal year since the NYSE/Archipelago Merger.

LaBranche & Co Inc.

File No. 001-15251

January 27, 2010

	2006	2007	2008
	(000’s omitted)
Revenues, net of interest expense (under GAAP)	$433,497	$145,551	$104,923
Unrealized Gain/(loss) on NYX shares – adjustment	$238,615	$(15,759)	$(181,173)
Revenues, net of interest expense, excluding gain/(loss) on NYX shares	$194,882	$161,310	$286,096

Percentage change	Decline of 55.0%	Increase of 10.8%	Increase of 167.9%

To assist the staff in understanding the Company’s Item 10(e) schedule in the Company’s 2008 Form 10-K, the revenue adjustment in the Item 10(e) schedule of $181,173,000 is included in the Company’s GAAP income statement on the line item called “Net (loss) gain on investments” of ($193,481,000). The ($193,481,000) in this line item in the 2008 Form 10-K consists of the loss of ($181,173,000) million on our investment in NYX shares and losses on other investments of ($12,104,000) million. The Company considers the NYX shares a significant non-operating asset and the $12.1 million loss in that line item relates the Company’s assets used in the Company’s operations and an insignificant investment in a non-trading asset. As you can see from their relative size, the gain/loss on the NYX shares in each period above, including in the Company’s 2008 10-K, dwarfs the other losses so much that it is distortive of the Company’s actual performance and therefore would be materially misleading to investors if it were not reconciled as a non-GAAP financial measure.

For the above reasons, the Company believes that the reconciliation of the gains/losses in its NYX shares in each period complies with Item 10(e) of Regulation S-K.

In future filings, the Company will provide additional disclosures in connection with the exclusion of this non-GAAP measure similar to the disclosures set forth in the Company’s response to this Comment. Proposed language may include the following: “Given the significant volatility of the market price of the NYX shares in each period, the Company believes that adjusting revenues to exclude this measure provides investors with a more compete understanding of the Company’s operating performance.”

LaBranche & Co Inc.

File No. 001-15251

January 27, 2010

Our Operating Expenses, page 54

Year Ended December 31, 2008, Compared to Year Ended December 31,2007, page 55

Comment 2. We note the significant increase in employee compensation was a result of the performance-based pay relationship to a 142.2 million increase in trading results. Please clarify to us and in future filings how you calculated the $142 million increase, as it is unclear based upon the financial results disclosed.

Response 2: The Company calculates its net trading revenues in the Income Statement as net gain on principal transactions less the net cost of financing, which is the result of the trading interest income less the margin interest expense. This calculation is made because the cost of financing is a key component of the Company’s trading revenues. This calculation is outlined in our quarterly earnings calls. Thus, if you take the sum of our net gain on principal transactions for 2008 of $301,436,000, add interest of $61,833,000 (which is included as a component in the interest line of $68,527,000 on page F-6) and subtract inventory financing of $87,530,000, the net trading revenue for 2008 is $275.7 million. For 2007 the net gain on principal transactions amount was $184,999,000, the interest was $201,387,000 (included in the $230,060,000 million on page F-6) and the interest expense was $252,767,000 resulting in net trading revenue of $133.6 million. The net change from $133.6 million in 2007 to $275.7 million in 2008 is $142.1 million, which represents a 106.3% increase.

In future filings, the Company will provide additional disclosure to reflect how the increase/decline in net trading revenue for purposes of determining compensation expense is calculated.

Note 2. Summary of Significant Accounting policies, page F-10

Securities Transactions, page F-11

Comment 3. We note that investments in non-marketable securities, consisting of investments in equity securities of private companies, limited liability company interests and limited partnership interests, are included as part of “financial instruments owned, at fair value.” This appears to contradict your disclosure on page 48 that these securities are included in “other assets” and carried at either cost or accounted for under the equity method. Please clarify in your response to us and provide us with the proposed disclosure for future filings. In addition, if these securities are included in financial instruments owned, at fair value,” please explain to us why they are not considered to be Level 3 investments under ASC Topic 820 in your table on page F-35.

Response 3: In future filings, the Company will expand its disclosures regarding SFAS 157 “Fair Value Measurements” to include the financial instruments included in “financial instruments owned, at fair value” and the investments included in “other assets” so that the Company’s treatment of the various types of securities/investments are more readily distinguishable.

LaBranche & Co Inc.

File No. 001-15251

January 27, 2010

The explanation for the fact that some of the Company’s non-marketable securities are either included as part of “financial instruments owned, at fair value” and some are included in “other assets” depends upon the nature of the non-marketable securities. The non-marketable securities that are included in “financial instruments owned, at fair value” consist of limited partnership or limited liability company interests of trading entities. For those entities, the Company valued them based on the NAV/equity method, since the Company is entitled to withdraw its investment in these entities and receive the fair value of the investment at the withdrawal date. Those investments were included in Level 2, because the value of the investment can be determined by taking the total value of the underlying securities held by the partnerships or limited liability company.

With respect to the financial instruments included in “other assets,” these limited liability companies are service providers and were not considered “Financial Instruments Owned” due to the nature of the business in which the Company has an investment. The amount reported for these entities was based on the equity method. In addition, they are assessed for other than temporary impairments if necessary.

We respectfully submit the above responses as requested. If you have any further questions or need any further information regarding this filing, please call either the undersigned at (212-820-6220) or Stephen Gray, General Counsel, at (212-820-6280) of this office.

With regards,

/s/ Jeffrey A. McCutcheon
Jeffrey A. McCutcheon
Senior Vice President and CFO

cc:	Michael LaBranche, Chairman, CEO and President
Stephen Gray, General Counsel and Corporate Secretary
Gerard Mirro, Corporate Controller and Vice President
Mindy Chrystal, Director of Taxes, SOX and External Reporting